Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated May 12, 2026 relating to the Common Stock, par value $0.001 per share, of Replimune Group, Inc. shall be filed on behalf of the undersigned.

SUVRETTA CAPITAL MANAGEMENT, LLC By: /s/ Andrew Nathanson
Name: Andrew Nathanson
Title: General Counsel and Chief Compliance Officer

AARON COWEN By: /s/ Aaron Cowen